SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On July 8, 2024, an Annual General Meeting of the Shareholders of Eltek Ltd. (the “Meeting” and the “Company”, respectively) was held, further to and in accordance with the notice and proxy statement for the Meeting filed under Form 6-K on May 28, 2024 (the “Proxy Statement”).

Due to a clerical error in the Proxy Statement (the “Clerical Error”), one of the terms of the proposed amendment and restatement of the Company’s Amended Management Agreement with Nistec Ltd., the Company’s controlling shareholder (the “Agreement” and “Nistec”, respectively), that was submitted for approval by the Company’s shareholders under Item 5 of the Proxy Statement, was in error. Item 5, which was duly approved by the Company’s shareholders, provided that Nistec shall be entitled to a Bonus (as defined in the Proxy Statement), in the event that the Company’s audited consolidated financial statements for the year ended December 31, 2024, or for any year thereafter (the “Financial Statements”), reflect that the Company’s net income equals 2% or more of the Company’s revenues. Such term, as respectively approved by the Company’s Audit Committee and Board of Directors on March 8 and 10, 2024, provided that Nistec would only be entitled to the Bonus if the Financial Statements reflect that the Company’s net income equals 4% or more of the Company’s revenues.

In light of the foregoing, it is hereby clarified that the relevant term of the Agreement has been amended and restated as approved by the Company’s Audit Committee and Board of Directors, rather than as indicated in the Proxy Statement and approved by the Company’s shareholders, which revision is beneficial to the Company and is therefore deemed to be covered by the shareholders’ approval of the latter. Accordingly, Nistec shall only be entitled to the Bonus if the Financial Statements reflect that the Company’s net income equals 4% or more of the Company’s revenues.

Except as clarified above, the Clerical Error has no further effect on the results of the Meeting or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.
(Registrant)

By: /s/ Ron Freund
Ron Freund
Chief Financial Officer

Date:  August 15, 2024